

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 28, 2008

Mr. Thomas J. Hollister
Chief Financial Officer
Global Partners LP
800 South Street, P.O. Box 9161
Waltham, MA 02454

> **Re:** **Global Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 8, 2008**
> **File No. 001-32593**

Dear Mr. Hollister:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 65

1.   We note your statement that "In designing and evaluating controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Compensation Methodology, page 72

2.   We note that the base salaries of your executive officers are determined in comparison with market comparable positions. Please identify the peer group of comparable energy companies to which you compared your compensation in 2006. See generally Item 402(b)(2)(xiv) of Regulation S-K.

3.   Please clarify the groups of companies with whom Conover is comparing your compensation for 2007. See generally Item 402(b)(2)(xiv) of Regulation S-K.

4.   We note your disclosure that "The results of a study undertaken by Wilson Group™ at the request of the Compensation Committee concluded that the 2006 executive cash compensation of our general partner was above the median due to comparatively high base salaries, but total direct compensation was below the median because we did not offer equity participations in our general partner or the Partnership as part of our compensation package." For 2007, please disclose where you target each element of compensation against the peer group of companies and where actual payments fall within targeted parameters. To the extent actual compensation fell outside a targeted percentile range, please explain why. See Item 402(b)(1)(v) of Regulation S-K.

Compensation of Directors, page 88

5.   Disclose the aggregate number of stock awards and the aggregate number of option awards, if any, outstanding at fiscal year end held by each of your directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv).

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-10

Net Income Per Limited Partner Unit, page F-16

6.   We note the non-cash reduction under EITF 98-05 allocated to limited partners. Explain to us how you considered presenting this reduction on the face of your statements of income. See SAB Topic 6:B.

7.   Send us, as supplemental information, a detailed analysis showing how net income available to limited partners under EITF 03-06 and EITF 98-05, in total and per unit, was calculated for the year ended December 31, 2007.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Jenifer Gallagher at (202) 551-3706, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director